Exhibit 99.2

Afya Limited

P.O. Box 309

Ugland House
Grand Cayman

KY1-1104

Cayman Islands

PROXY STATEMENT

General

The board of directors of Afya Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held at the offices of Afya Participações S.A., Alameda Oscar Niemeyer, No. 119, 15th Floor, Vila da Serra, Nova Lima, Minas Gerais, Brazil, Zip Code: 34.006-056, and virtually by accessing the following link https://web.lumiagm.com/283874046 (password: afya2023), on the 15th day of June, 2023 at 10:00am, Brasília time.

This proxy statement and our annual report on Form 20-F for the fiscal year ended December 31, 2022 can be accessed, free of charge, on the Investor Relations section of the Company’s website ir@afya.com.br com and on the SEC’s website at www.sec.gov.

By inserting the control number to be provided to you on your Notice of Internet Availability of Proxy Materials or proxy card at www.voteproxy.com for registered shareholders and at www.proxyvote.com for street shareholders, you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

On or about May 8, 2023, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website ir@afya.com.br and on the SEC’s website at www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on May 8, 2023, Cayman Islands time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the record date for the AGM.

As of the close of business on the Record Date, 93,722,831 Common Shares were issued and outstanding, including 47,920,068 Class A Common Shares and 45,802,763 Class B Common Shares. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. The resolutions to be put to the vote at the AGM will be approved by an ordinary resolution (i.e. a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM).

Internet Availability of Proxy Materials

We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder.

On or about May 8, 2023, we first mailed to our shareholders a Notice of Internet Availability containing instructions on how to access our proxy materials. The Notice of Internet Availability of Proxy Materials directs shareholders to a website where they can access our proxy materials, including our proxy statement and our annual report, and view instructions on how to vote via the Internet, mobile device or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the AGM, and help conserve natural resources. If you received a Notice of Internet Availability of Proxy Materials and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials.

Voting by Holders of Common Shares

Common Shares that are properly voted via the Internet, mobile device or for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting via the Internet or by mobile device helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this Proxy Statement, have your Notice of Internet Availability of Proxy Materials or proxy card in hand, and follow the instructions set forth in the Notice of Internet Availability of Proxy Materials or proxy card, as the case may be.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by returning the proxy card) must be received by us no later than 11:59 p.m., Brasília time, on June 14, 2023 to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the shareholder register of the Company maintained by American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be available to you at www.voteproxy.com by inserting the control number on the Notice of Internet Availability of Proxy Materials or proxy card to be provided to you by AST. You may provide voting instructions by Internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the AGM and vote in person. If you own Common Shares of record and you do not vote by Internet, mobile device, proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be available to you at www.proxyvote.com by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions by the Internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@afya.com.br, or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, any changes to the voting instructions of proxies previously submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by us no later than 11:59 p.m., Brasília time, on June 14, 2023.

PROPOSAL 1:

RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

The Company seeks shareholder approval and ratification of the Company’s 2022 financial statements which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2022. A copy of the Company’s 2022 financial statements is available on the on the Investor Relations section of the Company’s website at https://ir.afya.com.br.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION AND APPROVAL OF FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022.

PROPOSAL 2:

REELECTION OF DIRECTOR

Pursuant to Article 21 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Company’s board of directors, have nominated João Paulo Seibel de Faria for re-election as a director of the Company, to serve for until the annual general meeting to be held in 2025 or until his successor has been duly elected.

PROPOSAL 3:

REELECTION OF DIRECTOR

Pursuant to Article 21 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Company’s board of directors, have nominated Vanessa Claro Lopes for re-election as a director of the Company, to serve for until the annual general meeting to be held in 2025 or until her successor has been duly elected.

PROPOSAL 4:

REELECTION OF DIRECTOR

Pursuant to Article 21 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Company’s board of directors, have nominated Miguel Filisbino Pereira de Paula for re-election as a director of the Company, to serve for until the annual general meeting to be held in 2025 or until his successor has been duly elected.

PROPOSAL 5:

ELECTION OF DIRECTORS

Pursuant to Article 21 of the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”), the Company’s board of directors, have nominated Marcelo Ken Suhara for election as a director of the Company, to serve for until the annual general meeting to be held in 2025 or until his successor has been duly elected.

Information relating to the director nominees is set forth below.

Name	Age	Current Position/Title
João Paulo Seibel de Faria	47	Independent Director*
Vanessa Claro Lopes	47	Independent Director*
Miguel Filisbino Pereira de Paula	61	Independent Director*
Marcelo Ken Suhara	49	Independent Director*

*Pursuant to Rule 10A-3 of the Exchange Act.

João Paulo Seibel de Faria. João Paulo Seibel de Faria is an independent member of our board of directors and an independent member of our audit and ethics committee, positions he has held since August 2020. He is currently the CFO of OLX, a position he has held since August 26, 2020. Before OLX he worked as Latin America CFO for Dido Chuxing. He has more than 25 years of experience in companies like Arthur Andersen S/C, Ericsson Telecomunicações and Microsoft. He spent 18 years at Microsoft in different leadership roles in Latin America and the U.S. in sales, marketing and in finance, including his last role as chief financial officer in Brazil. Since October 2019, he has been working as Latin America chief financial officer for Didi Chuxing (China Giant Mobility Company that owns 99 Tecnologia in Brazil). Mr. Faria holds a bachelor’s degree in business management from FAAP and an Executive MBA from IBMEC Business School (both in São Paulo). Additionally, he holds several executive sessions in leadership, strategy and global business environment from Fundação Dom Cabral, INSEAD and Devry. Since February of 2023 he serves as CFO at Patria Investimentos dedicated to a Digital Transformation Thesis.

Vanessa Claro Lopes. Vanessa Claro Lopes is an independent member of our board of directors and an independent member of our audit and ethics committee, positions she has held since July 2019. She is currently an independent member of the board of directors of Americanas S/A, member of the fiscal councils of Cosan S.A., Cosan and Comgas S.A., the chairperson of the audit committee at Tegma Logistica S.A., a member of the audit committee at Embraer S.A. and Americanas S/A. She was formerly the chairperson of the fiscal council of Via Varejo S.A. from 2014 to 2018, a member of the fiscal council of Terra Santa Agro S.A. from 2016 to 2018, a member of the fiscal council of Gerdau S.A from 2016 to 2017 and a member of the fiscal councils of Estácio Participações S.A. and Renova Energia S.A. from 2017 to 2019. With over 28 years’ experience in corporate governance and internal and external audits of large private and listed companies, she started her career in 1995 at PricewaterhouseCoopers in advisory services and was responsible for the creation of the revenue assurance specialists department in Brazil for the telecoms sector. She was an executive officer and the head of the internal accounting department of TAM S.A. from 2010 to 2014, an executive officer and the head of the internal accounting department of Globex Utilidades S.A. (Grupo Pão de Açúcar) from 2004 to 2010 and a coordinator and the head of the accounting department of Grupo Telefonica from 2000 to 2004. She holds an MBA from EAESP/FGV, a master’s degree in management systems from Universidade Federal Fluminense (UFF), a master’s degree in computer networks from São Judas University, an accounting degree from Universidade Federal Fluminense (UFF) and a systems analysis degree from FATEC/BS. She was formerly a professor of audit systems and information security at Objetivo University from 1997 to 1998.

Miguel Filisbino Pereira de Paula. Miguel Filisbino Pereira de Paula is a member of our board of directors and an independent member of our audit and ethics committee, positions he has held since August 2020. He has more than 35 years of experience in human resources in the Brazilian corporate world, holding positions such as senior HR director of Grupo Pão de Açucar, HR vice president of Estácio Participações, head of organization development at Votorantim Cimentos and HR of Grupo Gerdau. He holds an MBA degree from USP and a post-grad degree in HR from PUCRS.

Marcelo Ken Suhara. Marcelo Ken Suhara has a combined 26 years of experience in IPO advisory services, financial reporting, accounting and audit. He was a partner in the Capital Markets Center at EY in São Paulo from 2011 to March 2022. He also worked in the Capital Markets group at PwC from 2001 to 2010, and in audit at Arthur Andersen from 1998 to 2000 and Coopers & Lybrand from 1996 to 1998. He has extensive experience in IPO, equity and debt offerings in the Brazilian and international capital markets, and advised companies on financial reporting and regulatory matters on capital markets transactions, and on SEC rules and regulations. He holds a bachelor’s degree in Business management from Pontificia Universidade Catolica and a bachelor’s degree in Accounting from Universidade Paulista and is a Brazilian Certified Accountant registered at CRC – Conselho Regional de Contabilidade (Brazilian Regional Accounting Council).

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE REELECTION AND/ELECTION, AS THE CASE MAY BE, TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2022 annual report to shareholders on Form 20-F, along with a copy of this proxy statement, can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://ir.afya.com.br and on the SEC’s website at www.sec.gov.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors Kay Krafft May 8, 2023